# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Green Circle Decarbonize Technology Limited, CIK 0001926293
CUSIP: G4092C131
Title of class of securities: Class A Ordinary Shares, $0.006 par value per share
Address of issuer's principal executive offices: Unit 1809, Prosperity Place,, 6 Shing Yip St., Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 10/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162059

## Reporting persons
- Xuewen Liu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The percentage of class reported herein is based on 2,805,867 Class A Ordinary Shares outstanding, as represented by the Issuer in its Form F-1 filed with the Securities and Exchange Commission on October 14, 2026.
  
  On October 20, 2026, the Reporting Person acquired beneficial ownership of 187,000 Class A Ordinary Shares, representing approximately 6.66% of the outstanding Class A Ordinary Shares of the Issuer, and thereby exceeded the 5% beneficial ownership threshold. Thereafter, the Reporting Person acquired additional Class A Ordinary Shares, reaching a maximum beneficial ownership of 203,000 Class A Ordinary Shares, representing approximately 7.24% of the outstanding Class A Ordinary Shares. On October 26, 2026, the Reporting Person disposed of all Class A Ordinary Shares held by him in open-market transactions. Accordingly, as of the date of this Schedule 13G, the Reporting Person beneficially owns 0 Class A Ordinary Shares, representing 0.0% of the outstanding Class A Ordinary Shares.

## Item 1. Issuer
Name of issuer: Green Circle Decarbonize Technology Limited
Address of issuer's principal executive offices: Unit 1809, Prosperity Place, 6 Shing Yip St. Kowloon K3 00000

## Item 2. Person Filing
Name of person filing: Xuewen Liu
Address of principal business office or, if none, residence: 3500 North Sabino Canyon Road, Unit 105, Tucson, Arizona 85750, USA
Citizenship: Chinese

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Xuewen Liu: /s/ Xuewen Liu, Xuewen Liu (10/26/2026)